United States Steel Underwriting Syndicate Members

JP Morgan Securities, Inc.
Morgan Stanley & Co., Inc.
Banc of America Securities LLC
RBS Greenwich Capital
Scotia Capital
PNC Capital Markets LLC
ABN Amro Rothschild LLC
Barclays Capital
Lehman Brothers Inc.
UBS Investment Bank
Commerzbank Corporates & Markets
Mizuho Securities (USA) Inc.
Natcity Investments, Inc.